press release

ArcelorMittal selected as H1 bidder for Essar Steel India Limited

Luxembourg, 19 October 2018 - ArcelorMittal confirms it has been informed by the Committee of Creditors (“CoC”) for Essar Steel India Limited (“ESIL”) that it has been evaluated to be the H1 Resolution Applicant (the preferred bidder) in the corporate insolvency resolution process for ESIL. The company will now enter into further final negotiations with the CoC.